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SEC FILE NUMBER
001-09235

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	January 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Thor Industries, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
419 West Pike Street

Address of Principal Executive Office (Street and Number)
Jackson Center, Ohio 45334-0629

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date*; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

* The timing of the filing of the Form 10-Q is addressed more fully in Part III of this Form 12b-25.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
On January 29, 2007, Thor Industries, Inc. (the “Registrant”) issued a press release announcing that the Audit Committee of the Board of Directors initiated, with the assistance of independent outside advisors, an internal investigation regarding certain accounting issues at its Dutchmen Manufacturing, Inc. operating subsidiary, primarily involving inventory, accounts receivable, accounts payable, and cost of goods sold. Because the Audit Committee has not yet concluded its investigation on the relevant issues, the Registrant will not be able to timely file its quarterly report on Form 10-Q for the period ended January 31, 2007 by the prescribed due date of March 12, 2007. The Registrant intends to file the Form 10-Q as soon as reasonably practicable after the Audit Committee’s investigation has concluded on the relevant issues.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Walter Bennett	(937)	596-6849
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant issued a press release on January 29, 2007 announcing the Audit Committee’s initiation of an internal investigation. The press release was included as Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on January 30, 2007. Until the Audit Committee’s investigation has concluded on the relevant issues, the Registrant will not be in a position to provide information regarding its results of operations for the period covered by the subject report or any estimates of anticipated changes in results of operations from the corresponding period for the last fiscal year.

This report includes “forward looking statements” that involve uncertainties and risks. There can be no assurance that actual results will not differ from the Registrant’s expectations. Factors which could cause materially different results include, among others, the risk that the final conclusion of the Audit Committee’s investigation could result in a determination that the effect of the issues under review are materially greater or lesser than the Registrant currently believes to be the case; the Registrant’s ability to become current in its filings with the Securities and Exchange Commission; additional issues that may arise in connection with the Audit Committee’s ongoing investigation; and other risks and uncertainties discussed more fully in the Registrant’s SEC filings, including those discussed under Item 1A. “Risk Factors” in the Registrant’s Form 10-K for the fiscal year ended July 31, 2006, and in the “Management’s

Discussion and Analysis of Financial Condition and Results of Operations” section of the Registrant’s Form 10-Q for the quarter ended October 31, 2006, which are on file with the Securities and Exchange Commission and may be accessed at http://www.sec.gov. The Registrant disclaims any obligation to update or correct any forward-looking statements made herein due to the occurrence of events after the issuance of this report, except as required under the federal securities laws.

Thor Industries, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 12, 2007	By	/s/ Walter Bennett

Walter Bennett
Executive Vice President
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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